Filed Pursuant to Rule 424(b)(3)

Registration No. 333-112169

APPLE REIT SIX, INC.

STICKER SUPPLEMENT TO

SUPPLEMENT NO. 2 DATED JUNE 15, 2004

SUPPLEMENT NO. 3 DATED JULY 19, 2004

Supplement Nos. 2 and 3 to be used with

PROSPECTUS DATED APRIL 23, 2004

Summary of Supplements to Prospectus (See Supplements for Additional Information)

Supplement No. 2 (cumulative, replacing the prior sticker supplement) dated June 15, 2004 reports on our purchase of two hotels, which are located in Texas and South Carolina and which contain a total of 280 rooms, for an aggregate gross purchase price of $22,540,000.

Supplement No. 3 dated July 19, 2004 reports on our purchase of a hotel, which is located in Redmond, Washington, and which contains 262 rooms, for a gross purchase price of $64,000,000.

As of April 29, 2004, we completed our minimum offering of 4,761,905 units at $10.50 per unit and raised gross proceeds of $50,000,000 and proceeds net of selling commissions and marketing expenses of $45,000,000. Each unit consists of one Common Share and one Series A Preferred Share. We are continuing the offering at $11 per unit in accordance with the prospectus.

As of June 21, 2004, we had closed on the sale of 7,201,558 additional units at $11 per unit and from such sale we raised gross proceeds of $79,217,140 and proceeds net of selling commissions and marketing expenses of $71,295,426. Sales of all units at $10.50 per unit and $11.00 per unit, when combined, represent gross proceeds of $129,217,140 and proceeds net of selling commissions and marketing expenses of $116,295,426.

In connection with our three hotel acquisitions, we paid 2% of the aggregate gross purchase price, which equals $1,730,800, as a commission to Apple Six Realty Group, Inc. This entity is owned by Glade M. Knight, who is one of our directors and our Chief Executive Officer.